Douglas T. Holod

Direct Dial: (612) 672-8313

Direct Fax: (612) 642-4800

doug.holod@maslon.com

December 8, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Cheryl Brown

Re:	Enservco Corporation (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed November 9, 2023

File No. 333-275485

Ladies and Gentlemen:

This letter will respond on behalf of Enservco Corporation (the “Company”) to the comment letter dated November 29, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on November 9, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 1.

Registration Statement on Form S-1 filed November 9, 2023

General

1.

Please revise to update your beneficial ownership disclosures, including all beneficial ownership as of the most practicable date, and the natural person(s) with investment and/or voting control over the shares held by OilServ, LLC. Refer to Item 11A of Form S-1 and Item 403 of Regulation S-K.

The Company has revised the Selling Stockholder table on page 9 to include all beneficial ownership and natural persons with investment and/or voting control over the shares held by OilServ, LLC.

2.

Please revise to specifically incorporate by reference the definitive proxy statement filed on April 28, 2023, Form 10-Q for interim period September 30, 2023 filed on November 14, 2023, and Form 8-K filed on November 16, 2023. Refer to Item 12(a)(2) and 12(b) of Form S-1.

The Company has revised the Incorporation of Certain Information by Reference Section on page 12 to specifically incorporate by reference the definitive proxy statement filed on April 28, 2023, Form 10-Q for interim period September 30, 2023 filed on November 14, 2023, and Form 8-K filed on November 16, 2023.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8313 or Doug.Holod@maslon.com.

Sincerely,

/s/ Douglas Holod
Douglas T. Holod

cc:	Richard Murphy (Enservco Corporation)